UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*
Barfresh Food Group Inc.
(Name of Issuer)
Common Stock, par value $0.000001 per share
(Title of Class of Securities)
067532101
(CUSIP Number)
March 13, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067532101	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 067532101	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer
Barfresh Food Group Inc.

	(b)	Address of Issuer’s Principal Executive Offices
90 Madison Street, Suite 701
Denver, CO 80206

Item 2.	(a)	Name of Person Filing
Bruce Grossman (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504

	(c)	Citizenship
USA

	(d)	Title of Class of Securities
See cover page

	(e)	CUSIP Number
See cover page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 067532101	SCHEDULE 13G	Page 4 of 6

Item 4.                  Ownership
The shares of Common Stock reported on this Schedule are indirectly beneficially owned by the Reporting Person.  Dillon Hill Capital, LLC, of which the Reporting Person is the sole member, directly owns 2,000,000 shares are Common Stock and warrants to purchase an additional 1,000,000 shares of Common Stock.  Dillon Hill Investment Company, LLC, the sole member of which is a trust of which the Reporting Person’s spouse is a co-trustee, directly owns 1,000,000 shares of Common Stock and warrants to purchase an additional 500,000 shares of Common Stock.  By virtue of the relationships described above, the Reporting Person may be deemed to have sole voting and dispositive power over the shares and warrants held by Dillon Hill Capital LLC and shared voting and dispositive power over the shares and warrants held by Dillon Hill Investment Company, LLC.
The percentage beneficial ownership reported in Item 11 of the cover pages to this Schedule was calculated by dividing (i) the sum of (a) 3,000,000 shares of Common Stock plus (b) 1,500,000 shares of Common Stock issuable upon exercise of the warrants by (ii) the sum of (a) 66,328,828 shares of Common Stock outstanding as of February 14, 2015, as reported in the Issuer’s quarterly report on Form 10-Q/A filed on February 19, 2015, plus (b) 10,550,000 shares of Common Stock issued by the Issuer pursuant to the Securities Purchase Agreement, as reported by the Issuer on its Current Report on Form 8‑K filed on March 16, 2015, plus (c) 1,500,000 shares of Common Stock issuable upon exercise of the warrants.

(a)	Amount Beneficially Owned See row 9 of cover page
(b)	Percent of Class See row 11 of cover page
(c)	Number of Shares as to which such person has

(i)	Sole power to vote or to direct the vote: See row 5 of cover page

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page

CUSIP No. 067532101	SCHEDULE 13G	Page 5 of 6

Item 5.                  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box  ☐.
Item 6.                  Ownership of More than Five Percent on Behalf of Another Person
See Item 4.
Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
See Item 4.
Item 8.                  Identification and Classification of Members of the Group
Not Applicable.
Item 9.                  Notice of Dissolution of Group
Not Applicable.
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 067532101	SCHEDULE 13G	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date:        March 27, 2015

/s/ Bruce Grossman
Name: Bruce Grossman